Form U-13-60
                  Mutual and Subsidiary Service Companies
                          Revised February 7, 1980

                               ANNUAL REPORT

                               FOR THE PERIOD

           Beginning January 1, 1996 and Ending December 31, 1996

                                   TO THE

                  U. S. SECURITIES AND EXCHANGE COMMISSION

                                     OF

                American Electric Power Service Corporation
                     (Exact Name of Reporting Company)

A                 Subsidiary                      Service Company


Date of Incorporation December 17, 1937.  If not Incorporated,
Date of Organization


State or Sovereign Power under which Incorporated or Organized
  New York


Location of Principal Executive Offices of Reporting Company
  1 Riverside Plaza, Columbus, Ohio  43215


Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                                            1 Riverside Plaza
Gerald R. Knorr      Assistant Controller   Columbus, Ohio  43215
  (Name)                  (Title)                (Address)


Name of Principal Holding Company under which Reporting Company is organized:

             AMERICAN ELECTRIC POWER COMPANY, INC.

  1
                    INSTRUCTIONS FOR USE OF FORM U-13-60

 1. Time of Filing.--Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instruc-tions for that form.

 2. Number of Copies.--Each annual report shall be filed in dupli-cate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

 3. Period Covered by Report.--The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Sub-sequent reports should cover a calendar year.

 4. Report Format.--Reports shall be submitted on the forms pre-pared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

 5. Money Amounts Displayed.--All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X
(S210.3-01(b)).

 6. Deficits Displayed.--Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, S210.3-01(c)).

 7. Major Amendments or Corrections.--Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted request-ing the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

 8. Definitions.--Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Sub-sidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

 9. Organization Chart.--The service company shall submit with each annual report a copy of its current organization chart.



                                                          (Cont'd)

  1A
                    INSTRUCTIONS FOR USE OF FORM U-13-60

10. Methods of Allocation.--The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. Annual Statement of Compensation for Use of Capital Billed.-- The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

  2

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                           Page
                                                          Number
                                             Schedule
Description of Schedules and Accounts       or Account
                                              Number

  COMPARATIVE BALANCE SHEET                Schedule I       4-5

  SERVICE COMPANY PROPERTY                 Schedule II      6-7
  ACCUMULATED PROVISION FOR
     DEPRECIATION AND AMORTIZATION
     OF SERVICE COMPANY PROPERTY           Schedule III      8
  INVESTMENTS                              Schedule IV       9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                             Schedule V       10
  FUEL STOCK EXPENSES UNDISTRIBUTED        Schedule VI      11
  STORES EXPENSE UNDISTRIBUTED             Schedule VII     12
  MISCELLANEOUS CURRENT AND ACCRUED
     ASSETS                                Schedule VIII    13
  MISCELLANEOUS DEFERRED DEBITS            Schedule IX      14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
    EXPENDITURES                           Schedule X       15
  PROPRIETARY CAPITAL                      Schedule XI      16
  LONG-TERM DEBT                           Schedule XII     17
  CURRENT AND ACCRUED LIABILITIES          Schedule XIII    18
  NOTES TO FINANCIAL STATEMENTS            Schedule XIV     19

  COMPARATIVE INCOME STATEMENT             Schedule XV      20

  ANALYSIS OF BILLING - ASSOCIATE
     COMPANIES                             Account 457      21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                             Account 458      22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES  Schedule XVI     23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
    SERVICE FUNCTION                       Schedule XVII    24-25
  DEPARTMENTAL ANALYSIS OF SALARIES        Account 920      26
  OUTSIDE SERVICES EMPLOYED                Account 923      27
  EMPLOYEE PENSIONS AND BENEFITS           Account 926      28
  GENERAL ADVERTISING EXPENSES             Account 930.1    29
  MISCELLANEOUS GENERAL EXPENSES           Account 930.2    30
  RENTS                                    Account 931      31
  TAXES OTHER THAN INCOME TAXES            Account 408      32
  DONATIONS                                Account 426.1    33
  OTHER DEDUCTIONS                         Account 426.5    34
  NOTES TO STATEMENT OF INCOME             Schedule XVIII   35

   3

 LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

                                                           Page
                                                           Number

 Description of Reports or Statements


    ORGANIZATION CHART                                       36


    METHODS OF ALLOCATION                                    37


    ANNUAL STATEMENT OF COMPENSATION FOR USE OF
      CAPITAL BILLED                                         38


    SIGNATURE CLAUSE                                         39

    4

               ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                           For the Year Ended December 31, 1996

                          SCHEDULE I - COMPARATIVE BALANCE SHEET
  Give balance sheet of the company as of December 31 of the current and prior year.

  ACCOUNT                       ASSETS AND OTHER DEBITS            AS OF DECEMBER 31
                                                                  CURRENT       PRIOR
                                                                     (In Thousands)
            SERVICE COMPANY PROPERTY
  101         Service company property  (Schedule II)            $222,939     $206,936
  107         Construction work in progress (Schedule II)             229         --
                  Total Property                                  223,168      206,936

  108         Less accumulated provision for depreciation and
                amortization of service company property
                (Schedule III)                                     84,693       71,174
                  Net Service Company Property                    138,475      135,762

            INVESTMENTS
  123         Investments in associate companies (Schedule IV)       --           --
  124         Other investments  (Schedule IV)                     23.578       13,476
                  Total Investments                                23,578       13,476

            CURRENT AND ACCRUED ASSETS
  131         Cash                                                     17           10
  134         Special deposits                                        132          126
  135         Working funds                                           508          271
  136         Temporary cash investments (Schedule IV)               --           --
  141         Notes receivable                                        115           57
  143         Accounts receivable                                   1,025          134
  144         Accumulated provision for uncollectible
                accounts                                             --           --
  146         Accounts receivable from associate
                companies (Schedule V)                             88,742       70,511
  152         Fuel stock expenses undistributed (Schedule VI)        --           --
  154         Materials and supplies                                 --           --
  163         Stores expense undistributed (Schedule VII)            --           --
  165         Prepayments                                           1,880        1,720
  174         Miscellaneous current and accrued
                assets (Schedule VIII)                                 10            4
                  Total Current and Accrued Assets                 92,429       72,833

            DEFERRED DEBITS
  181         Unamortized debt expense                              5,844        6,520
  184         Clearing accounts                                      --           --
  186         Miscellaneous deferred debits (Schedule IX)           6,924        6,750
  188         Research, development, or demonstration
                expenditures (Schedule X)                            --           --
  190         Accumulated deferred income taxes                    31,287       20,420
                  Total Deferred Debits                            44,055       33,690
                  TOTAL ASSETS AND OTHER DEBITS                  $298,537     $255,761

  Note:     Unamortized Debt Expense includes unamortized loss on reacquired debt of
            $5,772,000 at December 31, 1996 and $6,439,000 at December 31, 1995.

   5

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996

                         SCHEDULE I - COMPARATIVE BALANCE SHEET

 ACCOUNT                 LIABILITIES AND PROPRIETARY CAPTIAL      AS OF DECEMBER 31
                                                                 CURRENT       PRIOR
                                                                    (In Thousands)
           PROPRIETARY CAPITAL
 201         Common stock issued (Schedule XI)                  $  1,350     $  1,350
 211         Miscellaneous paid-in-capital (Schedule XI)            --           --
 215         Appropriated retained earnings (Schedule XI)           --           --
 216         Unappropriated retained earnings (Schedule XI)         --           --
                 Total Proprietary Capital                         1,350        1,350

           LONG-TERM DEBT
 223         Advances from associate companies (Schedule XII)      1,100        1,100
 224         Other long-term debt (Schedule XII)                  75,000       80,000
 225         Unamortized premium on long-term debt                  --           --
 226         Unamortized discount on long-term debt-debit           --           --
                 Total Long-term Debt                             76,100       81,100

           OTHER NONCURRENT LIABILITIES
 227         Obligations under capital leases - Noncurrent        32,670       24,660
 224.6       Other                                                54,752       31,422
                 Total Other Noncurrent Liabilities               87,422       56,082

           CURRENT AND ACCRUED LIABILITIES
 231         Notes payable                                         3,318        4,284
 232         Accounts payable                                     17,498        8,214
 233         Notes payable to associate companies
               (Schedule XIII)                                      --           --
 234         Accounts payable to associate companies
               (Schedule XIII)                                    30,132       33,812
 236         Taxes accrued                                         6,865        3,807
 237         Interest accrued                                        401          389
 238         Dividends declared                                     --           --
 241         Tax collections payable                               3,101          259
 242         Miscellaneous current and accrued liabilities
               (Schedule XIII)                                    23,404       15,169
 243        Obligations under capital leases - Current            10,601       12,115
                 Total Current and Accrued Liabilities            95,320       78,049

           DEFERRED CREDITS
 253         Other deferred credits                                9,785       10,951
 255         Accumulated deferred investment tax credits           1,105        1,152
                 Total Deferred Credits                           10,890       12,103

 282       ACCUMULATED DEFERRED INCOME TAXES                      27,455       27,077

                 TOTAL LIABILITIES AND PROPRIETARY CAPITAL      $298,537     $255,761

 Note:  Other long-term debt includes $5,000,000 due within one year (See note 7,
        Schedule XIV).   Other  Other noncurrent liabilities includes amounts due
        within one year of $671,000 at December 31, 1996 and $653,000 at December 31,
        1995.

   6

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996

                         SCHEDULE II - SERVICE COMPANY PROPERTY

                               BALANCE AT           RETIREMENTS  OTHER      BALANCE AT
                               BEGINNING  ADDITIONS     OR      CHANGES 1/   CLOSE OF
 DESCRIPTION                    OF YEAR                SALES                   YEAR
                                                    (In Thousands)
 SERVICE COMPANY PROPERTY
 Account
 301  ORGANIZATION               $   --    $  --        $ --    $   --       $   --

 303  MISCELLANEOUS
      INTANGIBLE PLANT               --       --          --        --           --

 304  LAND AND LAND RIGHTS          5,108     --          --        --          5,108

 305  STRUCTURES AND
      IMPROVEMENTS                140,719     --          --        --        140,719

 306  LEASEHOLD IMPROVEMENTS          234     --          --        --            234

 307  EQUIPMENT 2/                   --       --          --        --           --

 308  OFFICE FURNITURE AND
      EQUIPMENT                     1,019     --          --        --          1,019

 309  AUTOMOBILES, OTHER
      VEHICLES AND RELATED
      GARAGE EQUIPMENT               --       --          --        --           --

 310  AIRCRAFT AND AIRPORT
      EQUIPMENT                      --       --          --        --           --

 311  OTHER SERVICE COMPANY
      PROPERTY 3/                  59,856   21,904      5,901       --         75,859

           SUB-TOTAL              206,936   21,904      5,901       --        222,939

 107  CONSTRUCTION WORK IN
      PROGRESS 4/                    --     22,133        --     (21,904)         229


          TOTAL                  $206,936  $44,037      $5,901  $(21,904)    $223,168

 1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     The amount of $21,904,000 represents assets transferred to "in-service" during 1996.

   7
             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                         For the Year Ended December 31, 1996

                               SCHEDULE II - CONTINUED


2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:


                                                                   BALANCE AT
         SUBACCOUNT DESCRIPTION                      ADDITIONS  CLOSE OF YEAR


     None


                                            TOTAL       $ -0-        $ -0-

3/   DESCRIBE OTHER SERVICE COMPANY PROPERTY:


Includes leased assets at December 31, 1996 ($75,836,000) which have been capitalized in accordance with FASB Statement Nos. 13 and 71 and other owned assets at December 31, 1996 ($23,000).


4/   DESCRIBE CONSTRUCTION WORK IN PROGRESS:


Improvements to Office Building at 230 N. Columbus St., Lancaster, OH ($192,000) and to Office Building at 5088 Washington St., Cross Lanes, WVA ($37,000).

    8

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996

                                      SCHEDULE III
                         ACCUMULATED PROVISION FOR DEPRECIATION
                      AND AMORTIZATION OF SERVICE COMPANY PROPERTY

                     BALANCE AT   ADDITIONS                OTHER CHANGES   BALANCE AT
 DESCRIPTION         BEGINNING     CHARGED    RETIREMENTS  ADD (DEDUCT)     CLOSE OF
                      OF YEAR         TO                         1/           YEAR
                                 ACCOUNT 403
 Account                                      (In Thousands)
 301  ORGANIZATION      $  --         $  --        $ --         $  --         $  --

 303  MISCELLANEOUS
      INTANGIBLE
      PLANT                --            --          --            --            --

 304  LAND AND LAND
      RIGHTS               --            --          --            --            --

 305  STRUCTURES AND
      IMPROVEMENTS       47,781         3,958        --            --          51,739

 306  LEASEHOLD
      IMPROVEMENTS          144            13        --            --             157

 307  EQUIPMENT            --            --          --            --            --

 308  OFFICE
      FURNITURE AND
      FIXTURES              187            40        --            --             227

 309  AUTOMOBILES,
      OTHER VEHICLES
      AND RELATED
      GARAGE EQUIPMENT     --            --          --            --            --

 310  AIRCRAFT AND
      AIRPORT EQUIPMENT    --            --          --            --            --

 311  OTHER SERVICE
      COMPANY PROPERTY   23,062        15,130       5,622          --          32,570


         TOTAL          $71,174       $19,141      $5,622       $ -0-         $84,693

 1/  PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

    9

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996
                               SCHEDULE IV - INVESTMENTS

 INSTRUCTIONS: Complete the following schedule concerning investments.

               Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                       BALANCE AT       BALANCE AT
     D E S C R I P T I O N                             BEGINNING           CLOSE
                                                        OF YEAR           OF YEAR
                                                               (In Thousands)
   ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

           None


   ACCOUNT 124 - OTHER INVESTMENTS

           Cash Surrender Value of Life
             Insurance Policies (net of policy
             loans and accrued interest)                $ 4,697         $ 5,529
           Umbrella Trust                                 8,677          17,920
           Notes Receivable Constructive
             Marketing Program                              102             129

               Sub-Total Other Investments               13,476          23,578

   ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

           None

                                       TOTAL            $13,476         $23,578

   10

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

 INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
                                                             BALANCE AT  BALANCE AT
             D E S C R I P T I O N                           BEGINNING     CLOSE
                                                              OF YEAR     OF YEAR
   ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM                        (In Thousands)
                 ASSOCIATE COMPANIES
      Associate Companies
      AEP Communications, Inc.                                $  --       $   211
      AEP Energy Services, Inc.                                   655         212
      AEP Energy Solutions, Inc.                                 --           955
      AEP Generating Company                                    1,237         492
      AEP Investments, Inc.                                      --             4
      AEP Pushan Power, LDC                                      --            37
      AEP Resources, Inc.                                          79         175
      AEP Resources International, LTD                           --            39
      American Electric Power Company, Inc.                        94         632
      Appalachian Power Company                                28,055      36,099
      Appalachian Power Company (Commercial PFBC)                  18        --
      Appalachian/Ohio Power Joint Account (Amos)                  84          36
      Appalachian/Ohio Power Joint Account (Sporn)                 56       1,134
      Blackhawk Coal Company/Price River Coal Company              21           4
      Cardinal Operating Company                                  139       1,583
      Cedar Coal Co.                                               26           8
      Central Appalachian Coal Company                           --             1
      Central Coal Company                                          3           3
      Central Ohio Coal Company                                   194         150
      Central Operating Company                                    23          34
      Columbus Southern Power Company                          17,224      14,775
      Conesville Coal Preparation Company                          74         105
                                              SUB-TOTAL        47,982      56,689
   ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                       TOTAL
                                                                           PAYMENTS
      BY COMPANY:                                                      (In Thousands)
      Associate Companies
      AEP Energy Services, Inc.                                           $     45
      AEP Generating Company                                                    96
      AEP Investments, Inc.                                                      1
      AEP Resources International                                               (1)
      American Electric Power Company, Inc.                                    490
      Appalachian Power Company                                            327,520
      Appalachian/Ohio Power Joint Account (Amos)                              185
      Appalachian/Ohio Power Joint Account (Sporn)                              88
      Blackhawk Coal Company/Price River Coal Company                           76
      Cardinal Operating Company                                               138
      Cedar Coal Co.                                                            77
      Central Appalachian Coal Company                                          49
                                                  SUB-TOTAL PAYMENTS       328,764
                                                                           (Cont'd)

   10A

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
 INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
                                                             BALANCE AT  BALANCE AT
             D E S C R I P T I O N                           BEGINNING     CLOSE
                                                              OF YEAR     OF YEAR
   ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM                        (In Thousands)
                 ASSOCIATE COMPANIES
         Sub-Total Brought Forward                             47,982      56,689
      Franklin Real Estate Company                               --             1
      Indiana Michigan Power Company                            8,932      11,247
      Indiana Michigan Power/AEP Generating Joint
        Account (Rockport)                                        272         414
      Indiana Michigan Power Company-Water Transportation         237          52
      Kentucky Power Company                                    2,626       5,095
      Kingsport Power Company                                     255         628
      Ohio Power Company                                        8,157      12,746
      Ohio Power Company-Cook Coal Terminal                       130          19
      Ohio Power Company (Gavin)                                  374         165
      Ohio Power Company (Tidd PFBC)                                1        --
      Simco, Inc.                                                --             2
      Southern Appalachian Coal Company                             3           1
      Southern Ohio Coal Company                                  627         523
      Wheeling Power Company                                      263         650
      Windsor Coal Company                                        308         193
      Statutory Subsidiaries
      Indiana-Kentucky Electric Corporation                       187         174
      Ohio Valley Electric Corporation                            157         143

                                                  TOTAL       $70,511     $88,742
   ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                       TOTAL
                                                                           PAYMENTS
                                                                        (In Thousands)
         Sub-Total Brought Forward                                          328,764
      Central Coal Company                                                        5
      Central Ohio Coal Company                                               3,305
      Central Operating Company                                               1,307
      Colomet, Inc.                                                              42
      Columbus Southern Power Company                                       138,519
      Conesville Coal Preparation Company                                       (87)
      Indiana Michigan Power Company                                         27,625
      Indiana Michigan Power/AEP Generating Joint Account (Rockport)          1,065
      Indiana Michigan Power Company-Water Transportation                     1,345
      Kentucky Power Company                                                  6,915
      Kingsport Power Company                                                   763

                                                  SUB-TOTAL PAYMENTS        509,568
                                                                           (Cont'd)

  10B

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996

               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

 INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.
                                                             BALANCE AT  BALANCE AT
             D E S C R I P T I O N                           BEGINNING     CLOSE
                                                              OF YEAR     OF YEAR
   ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
                 ASSOCIATE COMPANIES
                                                  TOTAL
   ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:                       TOTAL
                                                                           PAYMENTS
                                                                        (In Thousands)
        Sub-Total Brought Forward                                          509,568
      Ohio Power Company                                                    61,518
      Ohio Power Company-Cook Coal Terminal                                     91
      Ohio Power Company (Gavin)                                                 1
      Ohio Power Company (Tidd PFBC)                                             1
      Simco, Inc.                                                               36
      Southern Appalachian Coal Company                                         42
      Southern Ohio Coal Company                                             8,478
      Wheeling Power Company                                                   632
      Windsor Coal Company                                                     471
      Statutory Subsidiaries
      Indiana-Kentucky Electric Corporation                                      2
      Ohio Valley Electric Corporation                                          12

                                             TOTAL PAYMENTS               $580,852
 FOR:

 Interchange Power Pool and Transmission Agreement                        $444,126
 Insurances                                                                 67,099
 Employee Benefit Plans                                                     62,422
 Taxes                                                                       1,855
 Membership Dues                                                             1,494
 Legal Fees                                                                  1,202
 Trustee Fees                                                                1,093
 Advertising                                                                   421
 ECAR Assessment                                                               290
 External Audits                                                               214
 Audinet (telephone)                                                           211
 Training                                                                      147
 Computer                                                                      146
 Miscellaneous                                                                 132
                                             TOTAL PAYMENTS               $580,852

    11

               ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                           For the Year Ended December 31, 1996

                     SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

  INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.
  _____________________________________________________________________________________
       D E S C R I P T I O N                                LABOR    EXPENSES   TOTAL
                                                                   (In Thousands)
  ACCOUNT 152 - FUEL STOCK EXPENSES UNDISTRIBUTED
  Associate Companies
  AEP Energy Services, Inc.                              $    3    $    2    $     5
  AEP Generating Company                                      8         6         14
  Appalachian Power Company                                 861       545      1,406
  Appalachian/Ohio Power Joint Account (Amos)                 4         3          7
  Appalachian/Ohio Power Joint Account (Sporn)               23        15         38
  Blackhawk Coal Company                                     17        10         27
  Cardinal Operating Company                                207       138        345
  Cedar Coal Co.                                             16        10         26
  Central Appalachian Coal Company                            1         1          2
  Central Coal Company                                        4         2          6
  Central Ohio Coal Company                                 766       532      1,298
  Columbus Southern Power Company                           482       312        794
  Conesville Coal Preparation Company                       243       158        401
  Indiana Michigan Power Company                            193       147        340
  Indiana Michigan Power/AEP Generating Joint
    Account (Rockport)                                      515       362        877
  Indiana Michigan Power Company-Water Transportation       265       198        463
  Kentucky Power Company                                    226       141        367
  Kingsport Power Company                                     2         2          4
  Ohio Power Company                                      1,140       793      1,933
  Ohio Power Company-Cook Coal Terminal                     239       160        399
  Simco                                                       6         3          9
  Southern Appalachian Coal Company                           3         2          5
  Southern Ohio Coal Company                              3,014     2,096      5,110
  Wheeling Power Company                                      4         3          7
  Windsor Coal Company                                    1,012       670      1,682

  Statutory Subsidiaries
  Indiana-Kentucky Electric Corporation                     131        68        199
  Ohio Valley Electric Corporation                          123        63        186

                                               TOTAL     $9,508    $6,442    $15,950

  SUMMARY: Managerial, engineering, technical and administrative services rendered to AEP System coal mining companies, and coal procurement services rendered to AEP System generating companies and other similar services.

   12

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996


                      SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

 INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

         D E S C R I P T I O N                             LABOR    EXPENSES   TOTAL
                                                                  (In Thousands)
 ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED

 Associate Companies
 AEP Energy Services                                    $ --        $    6    $     6
 AEP Generating Company                                    213         242        455
 Appalachian Power Company                               1,134       1,418      2,552
 Appalachian/Ohio Power Joint Account (Amos)                 2          71         73
 Appalachian/Ohio Power Joint Account (Sporn)                2          47         49
 Cardinal Operating Company                                  2          71         73
 Cedar Coal Co.                                           --             5          5
 Central Ohio Coal Company                                   3          97        100
 Columbus Southern Power Company                           612         702      1,314
 Conesville Coal Preparation Company                      --             9          9
 Indiana Michigan Power Company                            831         944      1,775
 Indiana Michigan Power/AEP Generating
   Joint Account (Rockport)                                  2          64         66
 Indiana Michigan Power Company-Water Transportation         1          24         25
 Kentucky Power Company                                    193         269        462
 Kingsport Power Company                                    65          75        140
 Ohio Power Company                                      1,089       1,490      2,579
 Ohio Power Company-Cook Coal Terminal                    --            12         12
 Ohio Power Company (Gavin)                                  2          12         14
 Southern Ohio Coal Company                                  4         142        146
 Wheeling Power Company                                     48          73        121
 Windsor Coal Company                                        2          58         60

 Statutory Subsidiaries
 Indiana-Kentucky Electric Corporation                       1           4          5

                                          TOTAL         $4,206      $5,835    $10,041

  13

         ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                     For the Year Ended December 31, 1996

                                SCHEDULE VIII
                   MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.

                                                 BALANCE AT       BALANCE AT
       D E S C R I P T I O N                      BEGINNING       CLOSE
                                                    OF YEAR       OF YEAR
                                                        (In Thousands)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
              ACCRUED ASSETS

     Payroll Adjustments                            $ 4               $10


                                     TOTAL          $ 4                $10

  14

      ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                  For the Year Ended December 31, 1996

               SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped by class showing the number of items in each class.

                                                  BALANCE AT    BALANCE AT
               D E S C R I P T I O N              BEGINNING     CLOSE
                                                  OF YEAR       OF YEAR
                                                       (In Thousands)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

    Regulatory Asset-Postretirement Benefits        $2,270     $1,945
    Regulatory Asset-Postemployment Benefits         1,862        536
    Regulatory Asset-Taxes                             298        286
    Unbilled Charges                                 2,223      3,467
    Deferred Employee Moving Expenses                   94        690
    Miscellaneous - 2 items 1995; 0 items 1996           3       --



                                       TOTAL        $6,750     $6,924

   15

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996

                                       SCHEDULE X
                  RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

 INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

                   D E S C R I P T I O N                                      AMOUNT
                                                                        (In Thousands)
 ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
               EXPENDITURES
      Transmission, Distribution & UHV Systems                                $166
      Advanced Pressurized Water Reactor Design                                128
      Coal-Fired Generation                                                    285
      General Activities                                                        56
      Unpressurized Storage Water Heater                                         3


                                                                    TOTAL     $638

   16

                          ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                                      For the Year Ended December 31, 1996

                                        SCHEDULE XI - PROPRIETARY CAPITAL

                                                   NUMBER OF    PAR OR STATED     OUTSTANDING CLOSE OF PERIOD
  ACCOUNT NUMBER          CLASS OF STOCK             SHARES         VALUE
                                                   AUTHORIZED     PER SHARE       NO. OF SHARES  TOTAL AMOUNT
       201             COMMON STOCK ISSUED           20,000        $100              13,500        $1,350,000

 INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.

                    D E S C R I P T I O N                                                            AMOUNT

  ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL
                None

  ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS
                None

                                                                                      TOTAL          $ -0-
 INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of
                Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                                               BALANCE AT  NET INCOME              BALANCE AT
                    D E S C R I P T I O N                      BEGINNING       OR      DIVIDENDS      CLOSE
                                                                 OF YEAR     (LOSS)      PAID        OF YEAR
  ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS
                None

                                                      TOTAL       $ -0-       $ -0-      $ -0-       $ -0-

  17

                           ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                       For the Year Ended December 31, 1996

                                           SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account.  Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224 - Other long-
               term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

                         TERMS OF OBLIG    DATE                        BALANCE AT  ADDITIONS DEDUCTIONS BALANCE AT
N A M E   O F            CLASS & SERIES     OF      INTEREST   AMOUNT  BEGINNING                 1/       CLOSE
C R E D I T O R          OF OBLIGATION   MATURITY     RATE   AUTHORIZED OF YEAR                          OF YEAR
                                                                     (In Thousands)
ACCOUNT 223 - ADVANCES
  FROM ASSOCIATE COMPANIES:
   Advance on Open Account
     American Electric Power
       Company, Inc.                                  NONE   $ 1,100    $  1,100   $  --       $  --      $ 1,100

ACCOUNT 224 - OTHER LONG-
  TERM DEBT:
   PNC National Association,
     Pittsburgh                         10/14/98      5.293   10,000      10,000      --          --       10,000
   Connecticut Bank & Trust Company
     (as Trustee),
     --Series D Mortgage Notes          12/15/99      9.000   20,000      10,000      --         2,500      7,500
     --Series E Mortgage Notes          12/15/08      9.600   70,000      60,000      --         2,500     57,500


                                                  Sub-Total   100,000     80,000      --         5,000     75,000

                                                      TOTAL  $101,100    $81,100   $  --       $ 5,000    $76,100

1/ GIVE AN EXPLANATION OF DEDUCTIONS:  Loan payments.  See Note 7, Schedule XIV, for further explanation of dates of maturity.

   18

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996

                    SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

 INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                             BALANCE AT    BALANCE AT
      D E S C R I P T I O N                                  BEGINNING       CLOSE
                                                              OF YEAR       OF YEAR
                                                                  (In Thousands)
 ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

             None
                                                    TOTAL     $  -0-        $  -0-
                                                                  (In Thousands)
 ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE
               COMPANIES

      Indiana Michigan Power Company                          $12,724       $ 3,841
      Indiana Michigan Power Company -
        Water Transportation                                     --              44
      Kentucky Power Company                                    3,838         3,841
      Ohio Power Company                                       17,233        25,356
      Miscellaneous - 10 items in 1995; 13 items in 1996           17            35

                                                    TOTAL     $33,812       $30,132
                                                                  (In Thousands)
 ACCOUNT 242 - MISCELLANEOUS CURRENT AND
               ACCRUED LIABILITIES

      Accrued Vacation Pay                                    $ 8,501       $14,326
      Accrued Incentive Pay                                     6,129         6,950
      Accrued Severance Pay                                       495          --
      Employee Savings Plan                                        16          --
      Accrued Workers' Compensation                               278           327
      AEP System Stock Purchase Plan                              102            88
      Payroll Withholdings                                        166           250
      Accrued Rent on John E. Dolan Engineering Laboratory      1,231         1,187
      Accrued Rent for Office Space at Market Square,
        Washington, D.C.                                           91            85
      Accrued Rent on the IBM 3090 System                           1          --
      Accrued Severance-Group Medical                             159           191

                                                    TOTAL     $17,169       $23,404

  19
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SIGNIFICANT ACCOUNTING POLICIES:

    Organization

       American Electric Power Service Corporation (the Company or AEPSC) is a wholly-owned subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company provides certain managerial and profess-ional services including administrative and engineering ser-vices to the affiliated companies in the American Electric Power (AEP) System and periodically to unaffiliated companies.

    Regulation and Basis of Accounting

       As a subsidiary of AEP Co., Inc., AEPSC is subject to regulation by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935
    Act).

       The Company's accounting conforms to the Uniform System of Accounts for Mutual and Subsidiary Service Companies prescribed by the SEC pursuant to the 1935 Act. As a cost-based rate-regulated entity, AEPSC's financial statements reflect the actions of the regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation (SFAS 71), the financial statements include assets (deferred expenses) and liabilities (deferred income) recorded in accordance with regulatory actions to match expenses and revenues in cost-based rates. Regulatory assets are expected to be recovered in future periods through billings to affil-iated companies and the regulatory liabilities are expected to reduce future billings. The Company has reviewed all the evidence currently available and concluded that it continues to meet the requirements to apply SFAS 71. Among other things application of SFAS 71 requires that the Company s billing rates be cost-based regulated. In the event a portion of the Company s business were to no longer meet those require-
                                                          (Cont'd)

  19A
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


    ments, net regulatory assets would have to be written off for that portion of the business and assets would have to be tested for possible impairment.

       Regulatory assets and liabilities are comprised of the following:

                                               December 31,
                                             1996       1995
    Regulatory Assets:                       (In Thousands)
       Unamortized Loss on Reacquired
         Debt                              $5,772    $ 6,439
       Postretirement Benefits              1,945      2,270
       Postemployment Benefits                536      1,862
         Total Regulatory Assets           $8,253    $10,571

    Regulatory Liabilities:
       Deferred Amounts Due to
         Affiliates for Income
         Tax Benefits (Net)                $7,317     $7,443
       Deferred Investment Tax Credits      1,105      1,152
         Total Regulatory Liabilities      $8,422     $8,595

    Use of Estimates

       The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

    Income and Expenses

       Services rendered to both affiliated and unaffiliated com-panies are provided at cost. The charges for services include no compensation for the use of equity capital, all of which is furnished by AEP Co., Inc. The costs of the services are determined on a direct charge basis to the extent practicable and on reasonable bases of proration for indirect costs.
                                                          (Cont'd)

  19B
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


    Income Taxes

       The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, Accounting for Income Taxes. Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in billings, regulatory assets and liabilities are recorded in accordance with SFAS 71.

    Investment Tax Credits

       Investment tax credits utilized in prior years' federal income tax returns were deferred and are being amortized over the life of the related investment in accordance with regulatory treatment.

    Property

       Property is stated at original cost. Land, structures and structural improvements are generally subject to first mortgage liens. Depreciation is provided on a straight-line basis over the estimated useful lives of the property.

    Investments

       Investments include the cash surrender value of corporate owned life insurance policies net of policy loans and interest accrued on the loans.

    Debt

       With SEC Staff approval gains and losses on reacquired debt are deferred and amortized over the term of the replacement debt.

       Debt issuance expenses are amortized over the term of the related debt, with the amortization included in interest charges.
                                                       (Cont'd)

  19C
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

             For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


Reclassifications

       Certain prior-period amounts were reclassified to conform with current-period presentation.

2.  COMMITMENTS AND CONTINGENCIES:

       The Company is involved in a number of legal proceedings and claims. While management is unable to predict the outcome of litigation, any potential liability which may result therefrom would be recoverable from its affiliated companies.

3.  BENEFIT PLANS:

       AEPSC participates in the AEP System pension plan, a trusteed, noncontributory defined benefit plan covering all employees meeting eligibility requirements. Benefits are based on service years and compensation levels. Pension costs are allocated by first charging each System company with its service cost and then allocating the remaining pension cost in proportion to its share of the projected benefit obligation. The funding policy is to make annual trust fund contributions equal to the net periodic pension cost up to the maximum amount deductible for federal income taxes, but not less than the minimum required contribution in accordance with the Employee Retirement Income Security Act of 1974.

       Net pension plan costs for the years ended December 31, 1996 and 1995 were $3.7 million and $2.6 million, respectively.

       An employee savings plan is offered which allows partici-pants to contribute up to 17% of their salaries into various investment alternatives, including AEP Co., Inc. common stock. An employer matching contribution, equaling one-half of the employees' contribution to the plan up to a maximum of 3% of the employees' base salary, is invested in AEP Co., Inc. common stock. The Company's annual contribution totaled $4.3 million in 1996 and $2.9 million in 1995.
                                                          (Cont'd)

  19D
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


       Postretirement benefits other than pensions (OPEB) are provided for retired employees under an AEP System plan. Substantially all employees are eligible for health care and life insurance if they retire from active service after reach-ing age 55 and have at least 10 service years. OPEB costs are determined by the application of AEP System actuarial assump-tions to each company s employee complement. The annual accrued costs, which includes the recognition of one-twentieth of the prior service transition obligation, were $6.9 million in 1996, $7.3 million in 1995. The funding policy for AEP s OPEB plan is to make contributions to an external Voluntary Employees Beneficiary Association trust fund equal to the incremental OPEB costs (i.e., the amount that the total post-retirement benefits cost under SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, exceeds the pay-as-you-go amount). Contributions were $4.0 million in 1996 and $4.5 million in 1995.

4.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

       The carrying amount of cash and cash equivalents, special deposits - restricted funds, accounts receivable and accounts payable approximates fair value because of the short-term maturities of these instruments. At December 31, 1996 and 1995 the fair value of long-term debt was $91 million and $103 million, respectively, based on quoted market prices for similar issues and current interest rates offered for debt of the same remaining maturities. The carrying amount for long-term debt was $76 million and $81 million at December 31, 1996 and 1995, respectively.

                                                          (Cont'd)

  19E
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


5.  FEDERAL INCOME TAXES:

       The details of federal income taxes as reported are as
    follows:
                                          Year Ended December 31,
                                          1996              1995
                                              (In Thousands)
       Current (net)................... $  7,192          $(4,209)
       Deferred (net)..................  (10,615)            (930)
       Deferred Investment Tax Credits
          (net)........................      (47)            (207)
         Total Federal Income Tax
            Credit..................... $ (3,470)         $(5,346)

       Federal income taxes as reported are different than the pre-tax book loss multiplied by the statutory federal income tax rate predominantly due to non-taxable income related to corporate owned life insurance and amortization of deferred investment tax credits.

       The following tables show the elements of the net deferred tax asset or liability and the significant temporary differ-ences giving rise to such deferrals:
                                                 December 31,
                                                1996      1995
                                                (In Thousands)
    Deferred Tax Assets                      $ 31,287   $ 20,420
    Deferred Tax Liabilities                  (27,455)   (27,077)
      Net Deferred Tax Asset (Liabilities)   $ (3,832)  $ (6,657)

    Property Related Temporary Differences   $(25,673)  $(25,141)
    Accrued Pension Expense                    12,704      7,074
    Accrued Vacation Pay                        5,084      2,708
    Deferred and Accrued Compensation           5,751      4,421
    Amounts Due to Affiliates for
      Future Income Tax                         2,561      2,608
    All Other (net)                             3,405      1,673
      Total Net Deferred Tax
       Asset (Liabilities)                    $ 3,832   $( 6,657)

                                                          (Cont'd)

  19F
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


       The Company joins in the filing of a consolidated federal income tax return with its affiliates in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses utilized to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

6.  LEASES:

       Leases of structures, improvements, office furniture and miscellaneous equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases.

       The components of rental costs are as follows:

                                         Year Ended December 31,
                                         1996              1995
                                             (In Thousands)
       Operating Leases.................$ 6,033          $ 3,293
       Amortization of Capital Leases... 13,755           11,479
       Interest on Capital Leases.......  2,966            2,452
           Total Rental Costs...........$22,754          $17,224


                                                          (Cont'd)

  19G
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


       Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:

                                               December 31,
                                              1996      1995
                                              (In Thousands)
       Properties Under Capital Leases:
         Structures and Improvements......  $11,750    $11,750
         Office Furniture and Miscellaneous
           Equipment......................   64,086     48,083
                                             75,836     59,833
       Accumulated Amortization...........   32,565     23,058
         Net Properties Under Capital
           Leases.........................  $43,271    $36,775
       Capital Lease Obligations:
         Noncurrent Liability.............  $32,670    $24,660
         Liability Due Within One Year....   10,601     12,115

           Total Capital Lease Obligations  $43,271    $36,775

       Properties under operating leases and related obligations are not included in the Balance Sheets.

       Future minimum lease rentals consisted of the following at December 31, 1996:
                                                    Noncancelable
                                         Capital      Operating
                                         Leases        Leases
                                            (In Thousands)

       1997............................. $13,424       $  535
       1998.............................   9,649          401
       1999.............................   7,937          353
       2000.............................   5,732          120
       2001.............................   3,289          130
       Later Years......................  22,531          259
       Total Future Minimum Lease
         Rentals........................  62,562       $1,798
       Less Estimated Interest Element..  19,291
       Estimated Present Value of Future
         Minimum Lease Rentals.......... $43,271


                                                         (Cont'd)
                                                               19H
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

            For the Year Ended December 31, 1996


                                SCHEDULE XIV
                       NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


7.  LONG-TERM DEBT:

       Long-term debt was outstanding as follows:
                                                  December 31,
                                 Interest       1996      1995
                                   Rate         (In Thousands)
    Notes Payable to Banks:
       Due October 1998..........  5.29%      $10,000    $10,000
    Mortgage Notes:
       Series D(a)...............  9.00%        7,500     10,000
       Series E(b)...............  9.60%       57,500     60,000
    Advances from Parent Company.   (c)         1,100      1,100
                                               76,100     81,100
    Less Portion Due Within One Year            5,000      5,000
              Total......................     $71,100    $76,100

          (a) Due in annual installments of $2,500,000 until December 1999.
          (b) Due in annual installments of $2,500,000 until December 1999, $2,000,000 from 2000-2007 and the balance in December 2008.
          (c) The advances from parent company are non-interest bearing and have no due date.

       Long-term debt outstanding at December 31, 1996 is payable as follows:

                                                   Principal
                                                     Amount
                                                (In Thousands)

       1997......................................    5,000
       1998......................................   15,000
       1999......................................    5,000
       2000......................................    2,000
       2001......................................    2,000
       Later Years...............................   47,100
         Total...................................  $76,100

  20

             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                         For the Year Ended December 31, 1996

                                     SCHEDULE XV
                                 STATEMENT OF INCOME

ACCOUNT            D E S C R I P T I O N                   CURRENT YEAR   PRIOR YEAR
                                                                 (In Thousands)
          INCOME
457         Services rendered to associate companies         $393,743       $260,442
458         Services rendered to nonassociate
              companies                                           501             63
421         Miscellaneous income or loss                          321            381
                         Total Income                         394,565        260,886

          EXPENSE
920         Salaries and wages                                199,116        125,066
921         Office supplies and expenses                       27,721         15,646
922         Administrative expense transferred - credit          (889)          (770)
923         Outside services employed                          61,486         46,704
924         Property insurance                                    104             91
925         Injuries and damages                                1,673            659
926         Employee pensions and benefits                     49,869         28,818
928         Regulatory commission expense                        --             --
930.1       General advertising expenses                         --             --
930.2       Miscellaneous general expenses                      1,287            883
931         Rents                                              23,536         18,845
932         Maintenance of structures and equipment             4,609          3,242
403         Depreciation and amortization expense               4,008          4,009
408         Taxes other than income taxes                      14,757         12,161
409         Income taxes                                        7,312         (4,209)
410         Provision for deferred income taxes                10,746          8,969
411         Provision for deferred income taxes - credit      (21,361)        (9,899)
411.5       Investment tax credit                                 (47)          (207)
426.1       Donations                                           1,288          1,271
426.5       Other deductions                                    1,452          1,301
427         Interest on long-term debt                          7,198          7,631
430         Interest on debt to associate companies              --             --
431         Other interest expense                                700            675
                         Total Expense                        394,565        260,886

                         Net Income or (Loss)                $  -0-         $  -0-

  21

             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                         For the Year Ended December 31, 1996

                                 ANALYSIS OF BILLING
                                 ASSOCIATE COMPANIES
                                     ACCOUNT 457

                                         DIRECT    INDIRECT   COMPENSATION     TOTAL
NAME OF ASSOCIATE COMPANY                 COSTS      COSTS     FOR USE OF     AMOUNT
                                         CHARGED    CHARGED      CAPITAL      BILLED
                                          457-1      457-2        457-3
                                                        (In Thousands)
Associate Companies
AEP Communications, Inc.               $    191    $    20      $--         $    211
AEP Energy Services, Inc.                 3,062        459         6           3,527
AEP Energy Solutions, Inc.                  931         24       --              955
AEP Generating Company                    3,355        432         8           3,795
AEP Investments, Inc.                        12          2       --               14
AEP Pushan Power, LDC                        29          8       --               37
AEP Resources, Inc.                       1,364        164       --            1,528
AEP Resources International, Limited      1,434        129       --            1,563
American Electric Power Company, Inc.     2,012        263         2           2,277
Appalachian Power Company                74,461     10,597       116          85,174
Appalachian Power (Commercial PFBC)           9          2       --               11
Appalachian/Ohio Power Joint
  Account (Amos)                          5,896        742         2           6,640
Appalachian/Ohio Power Joint
  Account (Sporn)                         4,345        704         1           5,050
Blackhawk Coal Company/Price River Coal
  Company                                    25          4       --               29
Cardinal Operating Company                9,478      1,262         3          10,743
Cedar Coal Co.                               37          6       --               43
Central Appalachian Coal Company              2       --         --                2
Central Coal Company                          5          1       --                6
Central Ohio Coal Company                 1,310        228         4           1,542
Central Operating Company                   167         23         1             191
Columbus Southern Power Company          41,365      5,781        64          47,210
Conesville Coal Preparation Company         361         69         1             431
Indiana Michigan Power Company           73,739      9,223       138          83,100
Indiana Michigan Power Company-
  Water Transportation                      597        100         2             699
Indiana Michigan Power/AEP Generating
  Joint Account (Rockport)                5,962        904         6           6,872
Kentucky Power Company                   21,734      3,184        22          24,940
Kingsport Power Company                   2,259        308         4           2,571
Ohio Power Company                       78,561     10,538       109          89,208
Ohio Power Company-Cook Coal Terminal       394         69         2             465
Ohio Power Company (Gavin)                2,125        436         5           2,566
Simco, Inc.                                   8          2       --               10
Southern Appalachian Coal Company             3          1       --                4
Southern Ohio Coal Company                5,041        919        13           5,973
Wheeling Power Company                    2,304        266         4           2,574
Windsor Coal Company                      1,583        300         3           1,886
Unbilled Revenues                            (4)        (2)      --               (6)

                         SUB-TOTAL      344,157     47,168       516         391,841
                                                                    (Cont'd)

  21A

             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                         For the Year Ended December 31, 1996
                                 ANALYSIS OF BILLING
                                 ASSOCIATE COMPANIES
                                     ACCOUNT 457

                                         DIRECT    INDIRECT   COMPENSATION     TOTAL
NAME OF ASSOCIATE COMPANY                 COSTS      COSTS     FOR USE OF     AMOUNT
                                         CHARGED    CHARGED      CAPITAL      BILLED
                                          457-1      457-2        457-3
                                                        (In Thousands)
Sub-Total Brought Forward               344,157     47,168       516         391,841

Statutory Subsidiaries
Indiana-Kentucky Electric Corporation       851        170         3           1,024
Ohio Valley Electric Corporation            730        146         2             878



                             TOTAL     $345,738    $47,484      $521        $393,743

  22

                         ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     For the Year Ended December 31, 1996

                                              ANALYSIS OF BILLING
                                            NONASSOCIATE COMPANIES
                                                  ACCOUNT 458

                                            DIRECT    INDIRECT   COMPENSATION            EXCESS        TOTAL
NAME OF NONASSOCIATE COMPANY                 COST       COST        FOR USE    TOTAL       OR         AMOUNT
                                           CHARGED     CHARGED      CAPITAL    COST    DEFICIENCY     BILLED
                                            458-1       458-2        458-3               458-4
                                                                   (In Thousands)
ABB Systems Control, Inc.                 $299         $111          $--      $410       $--         $410
East Central Area Reliability               41          --            --        41        --           41
American Municipal Power-Ohio, Inc.         13            2           --        15        --           15
City of Dover                                8            2           --        10        --           10
Ormet Aluminum Company                       5            1           --         6        --            6
Ohio Edison Company                          3          --            --         3        --            3
Duke Power Company                           2          --            --         2        --            2
Mid-Atlantic Area Coordination               2          --            --         2        --            2
Allegheny Power Company                      1          --            --         1        --            1
PJM Interconnections                         1          --            --         1        --            1
Centerior Energy                             1          --            --         1        --            1
Cinergy Corporation                          1          --            --         1        --            1
Dayton Power and Light Company               1          --            --         1        --            1
Louisville Gas & Electric Company            1          --            --         1        --            1
New England Power Exchange                   1          --            --         1        --            1
New York Power Company                       1          --            --         1        --            1
Northwest Power Coordinating Council         1          --            --         1        --            1
Ontario Hydro                                1          --            --         1        --            1
Virginia Electric Power Company              1          --            --         1        --            1
West Penn Power Company                      1          --            --         1        --            1


                                 TOTAL    $385         $116          $-0-     $501       $-0-        $501

INSTRUCTION:  Provide a brief description of the services rendered to each nonassociate company:
                           Engineering and computer services.

  23
                         ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     For the Year Ended December 31, 1996

                                                 SCHEDULE XVI
                                        ANALYSIS OF CHARGES FOR SERVICE
                                     ASSOCIATE AND NONASSOCIATE COMPANIES
                                                  ASSOCIATE COMPANY CHARGES     NONASSOCIATE COMPANY CHARGES
DESCRIPTION OF ITEMS                              DIRECT   INDIRECT             DIRECT     INDIRECT
                                                   COST      COST    TOTAL       COST        COST     TOTAL
                                                                        (In Thousands)
920   SALARIES AND WAGES                        $194,187  $ 4,658  $198,845      $260        $ 11     $271
921   OFFICE SUPPLIES AND EXPENSES                15,206   12,478    27,684         4          33       37
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT     (889)    --        (889)      --          --       --
923   OUTSIDE SERVICES EMPLOYED                   57,013    4,449    61,462        13          11       24
924   PROPERTY INSURANCE                            --        104       104       --          --       --
925   INJURIES AND DAMAGES                         1,655       16     1,671         2          --        2
926   EMPLOYEE PENSIONS AND BENEFITS              45,601    4,198    49,799        60          10       70
928   REGULATORY COMMISSION EXPENSE                 --       --        --         --          --       --
930.1 GENERAL ADVERTISING EXPENSES                  --       --        --         --          --       --
930.2 MISCELLANEOUS GENERAL EXPENSES               1,183       87     1,270       --           17       17
931   RENTS                                       16,398    7,138    23,536       --          --       --
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT      2,650    1,929     4,579        25           5       30
403   DEPRECIATION AND AMORTIZATION EXPENSE          159    3,837     3,996         3           9       12
408   TAXES OTHER THAN INCOME TAXES               13,135    1,600    14,735        18           4       22
409   INCOME TAXES                                 7,072      240     7,312       --          --       --
410   PROVISION FOR DEFERRED INCOME TAXES         10,746     --      10,746       --          --       --
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT (21,361)    --     (21,361)      --          --       --
411.5 INVESTMENT TAX CREDIT                          (47)    --         (47)      --          --       --
426.1 DONATIONS                                    1,288     --       1,288       --          --       --
426.5 OTHER DEDUCTIONS                             1,452     --       1,452       --          --       --
427   INTEREST ON LONG-TERM DEBT                     807    6,375     7,182       --           16       16
431   OTHER INTEREST EXPENSE                          33      667       700       --          --       --
INSTRUCTION: Total cost of service will equal for
associate and nonassociate companies the total
amount billed under their separate analysis of
billing schedules.
                              TOTAL EXPENSES =   346,288   47,776   394,064       385         116      501
421   MISCELLANEOUS INCOME                           (29)    (292)     (321)      --          --       --
                              TOTAL EXPENSES =  $346,259  $47,484  $393,743      $385        $116     $501
      COMPENSATION FOR USE OF EQUITY CAPITAL =      --       --        --         --          --       --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES=      --       --        --         --          --       --
                      TOTAL COST OF SERVICE  =  $346,259  $47,484  $393,743      $385        $116     $501
                                                                                                      (Cont'd)

  23A
                         ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     For the Year Ended December 31, 1996

                                                 SCHEDULE XVI
                                        ANALYSIS OF CHARGES FOR SERVICE
                                     ASSOCIATE AND NONASSOCIATE COMPANIES
                                                                                    TOTAL CHARGES FOR SERVICE
DESCRIPTION OF ITEMS                                                                DIRECT   INDIRECT
                                                                                     COST      COST    TOTAL
                                                                                         (In Thousands)
920   SALARIES AND WAGES                                                          $194,447  $ 4,669  $199,116
921   OFFICE SUPPLIES AND EXPENSES                                                  15,210   12,511    27,721
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT                                       (889)    --        (889)
923   OUTSIDE SERVICES EMPLOYED                                                     57,027    4,459    61,486
924   PROPERTY INSURANCE                                                              --        104       104
925   INJURIES AND DAMAGES                                                           1,657       16     1,673
926   EMPLOYEE PENSIONS AND BENEFITS                                                45,661    4,208    49,869
928   REGULATORY COMMISSION EXPENSE                                                   --       --        --
930.1 GENERAL ADVERTISING EXPENSES                                                    --       --        --
930.2 MISCELLANEOUS GENERAL EXPENSES                                                 1,200       87     1,287
931   RENTS                                                                         16,380    7,156    23,536
932   MAINTENANCE OF STRUCTURES AND EQUIPMENT                                        2,675    1,934     4,609
403   DEPRECIATION AND AMORTIZATION EXPENSE                                            162    3,846     4,008
408   TAXES OTHER THAN INCOME TAXES                                                 13,153    1,604    14,757
409   INCOME TAXES                                                                   7,072      240     7,312
410   PROVISION FOR DEFERRED INCOME TAXES                                           10,746     --      10,746
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT                                   (21,361)    --     (21,361)
411.5 INVESTMENT TAX CREDIT                                                            (47)    --         (47)
426.1 DONATIONS                                                                      1,288     --       1,288
426.5 OTHER DEDUCTIONS                                                               1,452     --       1,452
427   INTEREST ON LONG-TERM DEBT                                                       807    6,391     7,198
431   OTHER INTEREST EXPENSE                                                            33      667       700
INSTRUCTION: Total cost of service will equal for
associate and nonassociate companies the total
amount billed under their separate analysis of
billing schedules.
                              TOTAL EXPENSES =                                     346,673   47,892   394,565
421   MISCELLANEOUS INCOME                                                             (29)    (292)     (321)
                              TOTAL EXPENSES =                                    $346,644  $47,600  $394,244
      COMPENSATION FOR USE OF EQUITY CAPITAL =                                        --       --        --
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES=                                        --       --        --
                      TOTAL COST OF SERVICE  =                                    $346,644  $47,600  $394,244

  24

                         ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     For the Year Ended December 31, 1996

                                                 SCHEDULE XVII
                                       SCHEDULE OF EXPENSE DISTRIBUTION
                                                      BY
                                        DEPARTMENT OR SERVICE FUNCTION
                                                                                         CORPORATE  CORPORATE
D E S C R I P T I O N   O F   I T E M S         TOTAL             ACCOUNTING CORPORATE   COMMUNI-   PLANNING &
                                                AMOUNT  OVERHEAD   SERVICES  ACCOUNTING  CATIONS    BUDGETING
                                                                        (In Thousands)
920    SALARIES AND WAGES                       $199,116  $ 4,869    $ 86     $3,229      $3,267    $2,276
921    OFFICE SUPPLIES AND EXPENSES               27,721    8,299     --         154         827        83
922    ADMINISTRATIVE EXPENSE TRANSFERRED -
         CREDIT                                     (889)    --       --          (5)       (176)     --
923    OUTSIDE SERVICES EMPLOYED                  61,486    2,873     --          56         229     1,010
924    PROPERTY INSURANCE                            104      104     --        --          --        --
925    INJURIES AND DAMAGES                        1,673       31       1         26          22        13
926    EMPLOYEE PENSIONS AND BENEFITS             49,869    4,644      59        693         836       483
928    REGULATORY COMMISSION EXPENSE                --       --       --        --          --        --
930.1  GENERAL ADVERTISING EXPENSES                 --       --       --        --          --        --
930.2  MISCELLANEOUS GENERAL EXPENSES              1,287       70     --        --            81         3
931    RENTS                                      23,536    1,356     --          61          91        53
932    MAINTENANCE OF STRUCTURES AND EQUIPMENT     4,609    1,946     --        --            12       (31)
403    DEPRECIATION AND AMORTIZATION EXPENSE       4,008    4,008     --        --          --        --
408    TAXES OTHER THAN INCOME TAXES              14,757    1,799      14        218         209       130
409    INCOME TAXES                                7,312      120     --        --          --        --
410    PROVISION FOR DEFERRED INCOME TAXES        10,746     --       --        --          --        --
411    PROVISION FOR DEFERRED INCOME TAXES -
         CREDIT                                  (21,361)    --       --        --          --        --
411.5  INVESTMENT TAX CREDIT                         (47)    --       --        --          --        --
426.1  DONATIONS                                   1,288     --       --        --            10      --
426.5  OTHER DEDUCTIONS                            1,452        3     --           5         182      --
427    INTEREST ON LONG-TERM DEBT                  7,198    6,660     --        --          --        --
430    INTEREST ON DEBT TO ASSOCIATE COMPANIES      --       --       --        --          --        --
431    OTHER INTEREST EXPENSE                        700      700     --        --          --        --
INSTRUCTION: Indicate each department or
   service function. (see Instruction 01-3
   General Structure of Accounting System:
   Uniform System of Accounts)
                           TOTAL EXPENSES =     $394,565  $37,482    $160     $4,437      $5,590    $4,020

  25
                         ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     For the Year Ended December 31, 1996

                                                 SCHEDULE XVII
                                       SCHEDULE OF EXPENSE DISTRIBUTION
                                                      BY
                                        DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
                    ENERGY   ENERGY   ENERGY    ENVIRON-                     FOSSIL &   FUEL SUPPLY
ACCOUNT  CORPORATE  DELIVERY DISTRI-  TRANS-    MENTAL    EXECUTIVE          HYDRO      & BUSINESS    HUMAN
NUMBER   SERVICES   SUPPORT  BUTION   MISSION   SERVICES    GROUP   FINANCE  PRODUCTION   SUPPORT    RESOURCES

                                                  (In Thousands)
920     $  995     $10,912  $6,089    $11,792  $4,374     $ 8,913  $1,135   $ 6,811     $6,277       $10,156
921         31       1,001     519        355     359       1,477     109       478        398         1,183
922       --            (2)   --           (1)     (5)       (647)   --          (1)       (30)         --

923         43         599     369        783     174       3,649     251     1,188        227         1,403
924       --          --      --         --      --          --      --        --         --            --
925          3          93      42        111      31          48       7        48         37            94
926        236       2,272   1,323      2,511   1,009       2,030     226     1,445      1,231         3,818
928       --          --      --         --      --          --      --        --         --            --
930.1     --          --      --         --      --          --      --        --         --            --
930.2     --            48    --            1       7         700      73         4         36            56
931          5       1,174     390        274     166         145     113        70         75           705
932       --           363    --            6      78        --      --          17          2             5
403       --          --      --         --      --          --      --        --         --            --
408         69         698     406        789     303         425      68       427        373           711
409       --          --      --         --      --          --      --        --         --            --
410       --          --      --         --      --          --      --        --         --            --
411       --          --      --         --      --          --      --        --         --            --
411.5     --          --      --         --      --          --      --        --         --            --
426.1     --           102    --         --         5       1,022    --        --           44            83
426.5     --          --      --            1    --         1,214    --           1         40          --
427       --          --      --         --      --          --       538      --         --            --
430       --          --      --         --      --          --      --        --         --            --
431       --          --      --         --      --          --      --        --         --            --


        $1,382     $17,260  $9,138    $16,622  $6,501     $18,976  $2,520   $10,488     $8,710       $18,214
                                                                                                      (Cont'd)

  25A

                         ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     For the Year Ended December 31, 1996

                                                 SCHEDULE XVII
                                       SCHEDULE OF EXPENSE DISTRIBUTION
                                                      BY
                                        DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
        INFOR-                                NORTHERN    NORTHERN                POWER    PROCUREMENT
ACCOUNT MATION    INTERNAL         MARKETING  RSO         RSO        NUCLEAR    GENERATION  & SUPPLY
NUMBER  SERVICES   AUDITS   LEGAL  SERVICES   PRODUCTION  SUPPORT   GENERATION  ENGINEERING   CHAIN     RATES
                                                  (In Thousands)
920     $16,946   $3,181   $3,827  $ 4,675    $13,300    $ 6,307    $16,626    $20,489    $4,317      $2,029
921       1,224      221      253    1,012      2,632      1,021        694      1,269       136          73
922        --       --       --        (20)      --         --         --         --        --            (1)

923      32,449      331       98    5,300         99        544      3,562        879     2,323         152
924        --       --       --       --         --         --         --         --        --          --
925         126       21       21       34        129         49         78        142        32          12
926       3,753      697      799    1,024      2,537      1,789      5,044      4,474       960         415
928        --       --       --       --         --         --         --         --        --          --
930.1      --       --       --       --         --         --         --         --        --          --
930.2        10     --          6      110          7          5          8         52         1        --
931      16,121       16      255      287        138         41        230        599        95          23
932       1,859     --       --          1         58          3         30        160      --          --
403        --       --       --       --         --         --         --         --        --          --
408       1,193      219      191      306        996        447      1,149      1,378       308         121
409        --       --       --       --         --         --         --         --        --          --
410        --       --       --       --         --         --         --         --        --          --
411        --       --       --       --         --         --         --         --        --          --

411.5      --       --       --       --         --         --         --         --        --          --
426.1      --       --       --         20       --         --         --         --        --             1
426.5      --       --          1        1       --            1          2       --        --          --
427        --       --       --       --         --         --         --         --        --          --
430        --       --       --       --         --         --         --         --        --          --
431        --       --       --       --         --         --         --         --        --          --


        $73,681   $4,686   $5,451  $12,750    $19,896    $10,207    $27,423    $29,442    $8,172      $2,825
RSO = Regional Service Organization
                                                                                              (Cont d)

  25B

                         ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                                     For the Year Ended December 31, 1996

                                                 SCHEDULE XVII
                                       SCHEDULE OF EXPENSE DISTRIBUTION
                                                      BY
                                        DEPARTMENT OR SERVICE FUNCTION
                       D E P A R T M E N T     O R     S E R V I C E     F U N C T I O N
         SOUTHERN     SOUTHERN              SYSTEM
ACCOUNT  RSO          RSO        SYSTEM     POWER
NUMBER   PRODUCTION   SUPPORT   PLANNING    MARKETS     TAX
                                                  (In Thousands)
920     $12,080      $3,384     $5,903      $3,746     $  1,125
921       1,655       1,760        205         223           70
922        --          --           (1)       --           --

923          60         384        270       1,858          323
924        --          --         --          --           --
925         255          87         49          24            7
926       2,387         857      1,243         829          245
928        --          --         --          --           --
930.1      --          --         --          --           --
930.2      --             4       --             4            1
931          16         298        219         519            1
932          11          54          1          34         --
403        --          --         --          --           --
408         914         248        347         227           74
409        --          --         --          --          7,192
410        --          --         --          --         10,746
411        --          --         --          --        (21,361)

411.5      --          --         --          --            (47)
426.1      --          --            1        --           --
426.5      --             1       --          --           --
427        --          --         --          --           --
430        --          --         --          --           --
431        --          --         --          --           --

        $17,378      $7,077     $8,237      $7,464     $( 1,624)
RSO = Regional Service Organization

   26

             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                         For the Year Ended December 31, 1996

                          DEPARTMENTAL ANALYSIS OF SALARIES
                                     ACCOUNT 920

                                     DEPARTMENTAL SALARY EXPENSE            NUMBER
NAME OF DEPARTMENT                     INCLUDED IN AMOUNTS BILLED TO       PERSONNEL
Indicate each department or    TOTAL     PARENT    OTHER        NON         END OF
service function.              AMOUNT   COMPANY  ASSOCIATES  ASSOCIATES      YEAR
                                            (In Thousands)
Service Groups (Overheads)   $  4,869    $   26   $  4,831     $ 12            154
Accounting                      3,229       115      3,114      --              57
Accounting Services                86      --           86      --             123
Corporate Communications        3,267        31      3,236      --              51
Corporate Planning & Budgeting  2,276         1      2,275      --              25
Corporate Services                995      --          995      --              19
Energy Delivery Support        10,912      --       10,904        8            148
Energy Distribution             6,089      --        6,089      --              89
Energy Transmission            11,792      --       11,786        6            185
Environmental Services          4,374      --        4,374      --              74
Executive Group                 8,913       192      8,721      --              88
Finance                         1,135       223        912      --              18
Fossil & Hydro Production       6,811      --        6,810        1             98
Fuel Supply & Business Support  6,277         1      6,276      --              75
Human Resources                10,156      --       10,156      --             153
Information Services           16,946         2     16,742      202            320
Internal Audits                 3,181      --        3,181      --              49
Legal                           3,827       175      3,652      --              42
Marketing Services              4,675       241      4,434      --              78
Northern RSO Production        13,300      --       13,300      --             253
Northern RSO Support            6,307      --        6,307      --              87
Nuclear Generation             16,626      --       16,626      --             137
Power Generation Engineering   20,489      --       20,489      --             325
Procurement & Supply Chain      4,317      --        4,317      --              82
Rates                           2,029      --        2,029      --              29
Southern RSO Production        12,080      --       12,080      --             233
Southern RSO Support            3,384      --        3,384      --              62
System Planning                 5,903         1      5,888       14             76
System Power Markets            3,746      --        3,718       28             61
Tax                             1,125         5      1,120      --              20


               TOTAL         $199,116    $1,013   $197,832     $271          3,211

   27
              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.
                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                        (In Thousands)
 ABB Power T&D Company Inc.                                        NA       $ 1,363
   Software license fee applicable to AEP s System Control Center.

 Abby Lane/Dana Temporaries, Inc.                                  NA           111
   Temporary office help.

 America s Registry, Inc.                                          NA           827

   Professional services fees for computer programmers/systems analysts.
 Analysts International Corporation                                NA         1,003

   Professional services fees for computer programmers/systems analysts.
 ASAP Software Express, Inc.                                       NA           747

   PC software and license fees.

 Avnet Computer                                                    NA           164

   PC software and license fees.

 Barakat & Chamberlin, Inc.                                        NA           117

   Professional services fees and reimbursable expenses for marketing support.

 Bentley Systems, Incorporated                                     NA           152

   PC software and license fees.

 BGS Systems, Inc.                                                 NA           122

   PC software and license fees.

 C. W. Costello and Associates, Inc.                               NA           204

   Professional services fees for computer programmers/systems analysts.
                                                                              (Cont'd)

   27A

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                        (In Thousands)
 Cambridge Energy Research Associates, L.P.                        NA           485

   Professional services fees in support of strategic planning initiatives.

 CAP Gemini America                                                NA         1,350

   Professional services fees for computer programmers and systems analysts.

 CDI Corporation                                                   NA           586

   Professional services fees for design and drafting services.

 Center on Education & Training for Employment, The Ohio
   State University                                                NA           239

   Professional services fees for development and delivery of training programs.

 Clay Whitehead Associates                                         NA           229

   Consulting services related to telecommunications technology.

 Clean Air Capital Markets Limited Partnership                     NA           137

   Consulting services related to allowance tracking.

 Commercial Movers, Inc.                                           NA           437

   Moving services for office furniture and equipment.

 Computer Services Corporation                                     NA         3,482

   Consulting services related to the implementation of a marketing and customer billing system.

 Computer Associates International, Inc.                           NA           673

   Software license and maintenance fees.

 ComputerPeople, Inc.                                              NA         3,656
   Professional services fees for computer programmers/systems analysts.

                                                                              (Cont'd)

   27B

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                        (In Thousands)
 Compuware Corporation                                             NA           785

   Software license fees for PCs and database servers.

 Coopers & Lybrand L.L.P.                                          NA         1,035

   Professional services fees and reimbursable expenses related to the development and implementation of an activity based management system.

 Data Channel International, Inc.                                  NA           172

   Professional services fees and reimbursable expenses for management of the Net View/AIX Integration Project.

 DataSystems Group, Inc.                                           NA           786

   Professional services fees and reimbursable expenses related to the development and implementation of a customer asset management system.

 Dawson Personnel Systems                                          NA           180

   Temporary office help.

 DB Microware, Inc.                                                NA           237

   License fees for meter reading reroute software.

 Deloitte & Touche LLP                                             NA         2,366

   Professional services fees and reimbursable expenses related to reengineering of key accounting processes.

 DP Initiatives, Inc.                                              NA           137

   Professional services fees for computer programmers/systems analysts.

 EA Systems, Inc.                                                  NA           516

   Professional services fees and reimbursable expenses related to the development and implementation of automated engineering process information management system.

                                                                              (Cont'd)

   27C

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                        (In Thousands)
 Egghead Software                                                  NA           299

   PC software and license fees.

 Electric Power Research Institute                                 NA           354

   Funding for research and development.

 Electronic Data Systems                                           NA           118

   Software license fees.

 Everest Data Research, Inc.                                       NA           230

   Professional services fees related to database management.

 First Banks                                                       NA           108

   Professional services acquired through AEPSC s procurement card program.

 The Franklin Computer Services Group                              NA           485

   Professional services fees for PC support services.

 Gartner Group Inc.                                                NA           130

   Professional services fees for research advisory services.

 Hameroff/Milenthal/Spence, Inc.                                   NA           107

   Professional services fees related to marketing, communications, advertising and public relations services.

 International Business Machines Corporation                       NA         1,425

   Professional services fees and reimbursable expenses for computer programmers/systems analysts.

 Indecon, Inc.                                                     NA         1,093
   Professional services fees for computer programmers/systems analysts.

                                                                              (Cont'd)

   27D

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                         (In Thousands)
 Information Builders, Inc.                                        NA           211

   Annual maintenance fees for computer software.

 Information Industries, Inc.                                      NA           258

   Professional services fees for computer programmers/systems analysts.

 Interactive Business Systems, Inc.                                NA           136

   Professional services fees for computer programmers/systems analysts.

 Intergraph Corporation                                            NA           185

   PC software and license fees.

 Linesoft Inc.                                                     NA           174

   Software license fees related to transmission line design.

 Manifest Solutions Corp.                                          NA           107

   Professional services fees and reimbursable expenses for computer programmers/systems analysts.

 Manugistics, Inc.                                                 NA           185

   Software license fee for demand and distribution planning software related to procurement and supply chain services.

 Market Strategies, Inc.                                           NA           258

   Professional services fees in support of marketing activities.

 Marriott Management Services Corp.                                NA           103

   Fee for food service operations.

 Maximation, Incorporated                                          NA         1,084
   Professional services fees for computer programmers/systems analysts.

                                                                              (Cont'd)

   27E

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                        (In Thousands)
 Mercer Management Consulting                                      NA         4,334

   Professional services fees and reimbursable expenses for management consulting services.

 National Decision Systems                                         NA           147

   Computer database license fees.

 National Economic Research Associates, Inc.                       NA           165

   Professional services fees and reimbursable expenses for consulting economists.

 NewMedia, Inc.                                                    NA           517

   Professional services fees and reimbursable expenses for computer programmers/systems analysts.

 Novadigm                                                          NA           187

   Software license fees for server and clients.

 Office Team                                                       NA           185

   Temporary office help.

 The Ohio State University                                         NA           435

   Educational services for management development program.

 Oracle Corporation                                                NA           547

   Technical support fee for client/server applications.

 Origin Technology In Business, Inc.                               NA         1,156

   Professional services fees.

 PeopleSoft, Inc.                                                  NA         1,247
   Software and software support services.

                                                                              (Cont'd)

   27F

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                        (In Thousands)
 PHH Homequity                                                     NA         4,054

   Service fees for the purchase and sale of the homes of relocated employees.

 Pitney Bowes Credit Corporation                                   NA           379

   Software license fee.

 Primavera Systems, Inc.                                           NA           153

   Software and software license fees.

 The ProTec Group, Inc.                                            NA           781

   Professional services fees for computer software programmers/systems analysts.

 Quick Solutions, Inc.                                             NA           412

   Professional services fees for computer software programmers/systems analysts.

 Raytheon Engineers & Constructors, Inc.                           NA           153

   Professional services fees for engineering support.

 Response Center                                                   NA           244

   Consulting services in support of consumer market planning.

 Robert Half International, Inc.                                   NA           345

   Professional services fees for computer software programmers/information technology specialists.

 Sales Management Systems, Inc.                                    NA           114

   Consulting/training services in support of business development program.

 Sanwa Business Credit Corporation                                 NA           211
   Computer software license fee.

                                                                              (Cont'd)

   27G

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                        (In Thousands)
 Sarcom Inc.                                                       NA         1,780

   Hardware and software support for LAN-based PCs.

 Scott, Madden & Associates, Inc.                                  NA           520

   Professional services fees and reimbursable expenses for strategic planning and analysis.

 SE Technologies, Inc.                                             NA         1,297

   Professional services fees and reimbursable expenses for engineering and design.

 Shaffer Sherman Sperry & Swadding, Inc.                           NA           528

   Professional services fees and reimbursable expenses for development and delivery of training programs.

 Siebel Systems, Inc.                                              NA           350

   Software license/consulting fees.

 Software AG                                                       NA           400

   Software maintenance fees.

 Software Architects, Inc.                                         NA           474

   Professional services fees and reimbursable expenses for computer programmers/systems analysts.

 Software Spectrum                                                 NA           290

   PC Software licenses.

 Software Support Group                                            NA         1,692

   Professional services fees for computer programmers/systems analysts.
                                                                              (Cont'd)

   27H

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                               OUTSIDE SERVICES EMPLOYED
                                      ACCOUNT 923

 INSTRUCTIONS:  Provide a list, by vendor, of outside services employed.  If the aggregate amounts paid to any one vendor is less than $100,000, only the aggregate number and total amount of all such payments need be shown.  Provide a brief one line description for the largest invoice paid to each vendor listed.

                                                              RELATIONSHIP
                                                             "A"=ASSOCIATE
 FROM WHOM PURCHASED                                         "NA"=NON         AMOUNT
                                                               ASSOCIATE
                                                                        (In Thousands)
 Sterling Software, Inc.                                           NA           271

   Software license fees.

 Storage Management Division/Sterling Software, Inc.               NA           124

   Software license fees.

 Strategic Resources, Inc.                                         NA           544

   Professional services fees for computer programmers/systems analysts.

 Tangram Enterprise Solutions                                      NA           124

   Software license fees.

 Tesseract Technology                                              NA           257

   Software license and maintenance fees.

 Thomas Glover Associates, Inc.                                    NA           130

   Professional services fees for computer programmers/systems analysts.

 Top Down Systems Corporation                                      NA           191

   Software license and maintenance fees.

 Vinkad Services Inc.                                              NA           162

   Professional services fees for computer programmers/systems analysts.

 585 Vendors under $100,000                                                   7,040

 Self-Assessed State Sales and Use Taxes on above                               198

                                                                 TOTAL       $61,486

  28

             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                         For the Year Ended December 31, 1996
                            EMPLOYEE PENSIONS AND BENEFITS
                                     ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should be limited to $25,000.

                  D E S C R I P T I O N                                      AMOUNT
                                                                       (In Thousands)
     Medical Insurance                                                       $11,592
     Deferred Compensation Benefits                                              192
     Other Postretirement Benefits                                             6,929
     Savings Plan                                                              4,327
     Supplemental Savings Plan                                                   130
     Supplemental Pension Plan                                                11,226
     Moving Expenses                                                           6,249
     Retirement Plan                                                           4,878
     Long-Term Disability                                                      1,245
     Group Life Insurance                                                        848
     Dental Insurance                                                            995
     Employee Educational Assistance                                             331
     Miscellaneous                                                               927



     (Note: Certain line items include trustee fees.)

                                                                   TOTAL     $49,869

  29
             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                         For the Year Ended December 31, 1996


                             GENERAL ADVERTISING EXPENSES
                                    ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

            D E S C R I P T I O N            NAME OF PAYEE        AMOUNT

     None

                                                     TOTAL     $ -0-

  30

             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                         For the Year Ended December 31, 1996
                            MISCELLANEOUS GENERAL EXPENSES
                                    ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S 441 (b) (2)) shall be separately classified.

                D E S C R I P T I O N                                        AMOUNT
                                                                       (In Thousands)
     Directors' Fees and Expenses                                           $    7
     Dues for Company Memberships                                              836
     Other General Expenses                                                    444

                                                                  TOTAL     $1,287

   31

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996
                                         RENTS
                                      ACCOUNT 931

 INSTRUCTIONS:  Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

                 T Y P E   O F   P R O P E R T Y                              AMOUNT
                                                                        (In Thousands)
      Computers and Data Processing Equipment                                $15,944
      Microwave and Telecommunication Equipment                                  965
      Office Furniture and Equipment                                             924
      Office and Parking                                                       2,752
      Software                                                                 2,405
      Videotex and Timesharing                                                   415
      Miscellaneous                                                              131


                                                              TOTAL          $23,536

   32

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996
                             TAXES OTHER THAN INCOME TAXES
                                      ACCOUNT 408

 INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
                Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof.
                Provide a subtotal for each class of tax.

                       K I N D   O F   T A X                                  AMOUNT
                                                                        (In Thousands)
 1.  Taxes Other Than U.S. Government Taxes

       NY State Franchise                                                    $    61
       State Unemployment                                                        269
       Ohio Corporation Franchise                                               (393)
       Ohio Real Estate Assessment                                             1,482
       Ohio Intercounty Return of Taxable
         Business Property                                                       290
       Miscellaneous Taxes                                                        22

           Sub-Total Taxes Other Than U.S. Government Taxes                    1,731


 2.  U.S. Government Taxes

       Federal Environmental Excise                                               (7)
       Social Security                                                        12,833
       Federal Unemployment                                                      200


           Sub-Total U.S. Government Taxes                                    13,026




                                                                   TOTAL     $14,757


   33

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                          For the Year Ended December 31, 1996
                                       DONATIONS
                                     ACCOUNT 426.1

 INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
                "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

       NAME OF RECIPIENT                           PURPOSE OF DONATION        AMOUNT
                                                                        (In Thousands)
 American Forestry Association                     Community                $   20
 Arthritis Foundation                              Community                    10
 Ballet Metropolitan                               Community                    13
 Boy Scouts of America                             Community                     6
 Center of Science & Industry                      Community                   200
 Central State University                          Matching Contribution         3
 Columbus Arts Stabilization                       Community                    67
 Columbus Jewish Federation                        Community                     5
 Columbus Museum of Art                            Community                     7
 Columbus State Community College                  Educational                   5
 Columbus Symphony Orchestra                       Community                    20
 Columbus Urban League                             Community                     5
 Columbus Zoo                                      Community                    10
 Community Action                                  Community                     5
 Consumer Energy Council of America
  Research Foundation                              Community                    50
 Cris Foundation                                   Community                    25
 Electric Information Council, Inc.                Community                     5
 The Family Y of Lancaster and Fairfield
  County                                           Community                     5
 First Ladies Library                              Community                    10
 Franklin University                               Educational                   4
 Great Lakes Water Quality                         Community                     7
 Greater Columbus Habitat                          Community                    18
 Greater Kanawha River Clean-up                    Community                     5
 Homeless Families Foundation                      Community                     5
 I Know I Can                                      Educational                   5
 The King Arts Complex                             Community                     9
 Lehigh University                                 Matching Contribution         4
 Mid-Ohio Food Bank                                Community                    10
 The Nature Conservancy                            Community                    25
 Ohio Chamber of Commerce                          Community                    10
 Ohio Dominican College                            Educational                  14
 Ohio Foundation of Independent Colleges, Inc.     Educational                  26
 Ohio River Sweep                                  Community                     5
 Ohio River Valley Water Sanitation Commission     Community                    10
 The Ohio State University                         Educational                  60
 Ohio University Foundation                        Matching Contribution         3
 Olivedale Senior Citizens of Fairfield
    County, Inc.                                   Community                     5
 Opera Columbus                                    Community                    10

                                                                 SUB-TOTAL     706
                                                                           (Cont'd)

   33A

              ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                          For the Year Ended December 31, 1996

                                       DONATIONS
                                     ACCOUNT 426.1

 INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
                "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

       NAME OF RECIPIENT                           PURPOSE OF DONATION        AMOUNT
                                                                        (In Thousands)
 Sub-Total Brought Forward                                                     706

 Rensselaer Polytechnic                            Educational                  21
 Resources for the Future                          Community                    15
 Rosemont Center                                   Community                     3
 St. Stephens Community House                      Community                     4
 Spirit of the Valley                              Community                     5
 U.S. Navy Memorial Foundation                     Community                     4
 United Way                                        Community                   111
 Utilitree                                         Community                   100
 Utility Business Education Coalition              Educational                   5
 Virginia Polytechnic Institute                    Educational                  14
 Virginia Tech Foundation, Inc.                    Matching Contribution         9
 Volunteer Ohio                                    Community                     4
 YMCA of Central Ohio                              Community                    20
 YWCA Capital Campaign                             Community                    10
 West Virginia Economic Development Corporation    Community                    20
 Wilds, The                                        Community                     5
 Women Executives in State Government              Community                     5

 Employees and Others (Salaries, salary related
   expenses, overheads and other expenses)         Community                    59

 Miscellaneous - 252 items of less than $3,000     Various                     168

                                                                    TOTAL   $1,288

  34

             ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
                         For the Year Ended December 31, 1996
                                   OTHER DEDUCTIONS
                                    ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

        D E S C R I P T I O N                       NAME OF PAYEE            AMOUNT
                                                                       (In Thousands)
Cash Contributions:                  American Council For Capital
                                       Formation-Center For
                                       Policy Research                     $    3
                                     American Legislative Exchange              6
                                     American Nuclear Society                   2
                                     Business Government Relations              1
                                     Central & South West Corp.                34
                                     Chamber of Commerce                       43
                                     Citizens of Strong Schools                 5
                                     Citizens of Stronger Ohio                  5
                                     Citizen s Committee for Children           1
                                     Committee for Economic Development         1
                                     Concord Coalition                          1
                                     Consumers United For Rail Equity           5
                                     Council of State Governments              10
                                     Electric Transportation Coalition          4
                                     Friends of ADAMH                           3
                                     National Chamber Litigation
                                       Center, Inc.                             5
                                     National Endangered Species Act
                                       Reform Coalition                        23
                                     National Energy Resources Organization     2
                                     National Environmental Policy Institute    1
                                     National Governors Association            12
                                     Points of Light Foundation                 1
                                     Virginia Manufacturers Association         2

Service Fees:                        American Contental Group, Inc.            10
                                     Business Roundtable                       39
                                     The Capitol Connection                     1
                                     Oliphant Washington Service                2
                                     The Success Group, Inc.                   20
                                     J. D. Womack                               3


Salaries, salary related expenses,
  overheads, and other expenses      Employees and Others                   1,207


                                                                  TOTAL    $1,452

     35
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

              For the Year Ended December 31, 1996


                         SCHEDULE XVIII
                  NOTES TO STATEMENT OF INCOME

  INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



  See Notes to Financial Statements on Page 19.

    36
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1996


                       ORGANIZATION CHART



  Chairman, Chief Executive Officer & President

      Legal

   Nuclear Generation

   EVP - Administration & Chief Accounting Officer
      Accounting Services
      Corporate Accounting
      Corporate Planning & Budgeting
      Corporate Services
      Human Resources
      Information Services
      Procurement and Supply Chain Services
      Tax

   EVP & Chief Financial Officer
      Finance
      Internal Audits (NOTE)
      System Planning
      System Power Markets

   EVP
      Corporate Communications
      Marketing Services
      Rates

   EVP - Power Generation
      Environmental Services
      Fossil and Hydro Production
      Fuel Supply & Business Support
      Northern RSO Production
      Northern RSO Support
      Power Generation Engineering
      Southern RSO Production
      Southern RSO Support

   EVP - Energy Delivery
      Energy Delivery Support
      Energy Distribution
      Energy Transmission

  NOTE: Internal Audits reports to the Audit Committee of the Board of Directors of American Electric
      Power Company, Inc. and administratively to the Executive Vice President & Chief Financial
      Officer.

    37
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

               For the Year Ended December 31, 1996


                     METHODS OF ALLOCATION


  Service Billings

     Kilowatt Hours Sales (KWH) Ratio
     Client Load Ratio
     Generated Coal-Fired Kilowatt Hours Ratio
     Number of Electric Customers Ratio
     Number of Client Employees Ratio
     Number of Company Employees by Group Ratio
     Plant Investment Ratio
     Level of Construction Ratio
     Level of Construction - Production Ratio
     Level of Construction - Transmission Ratio
     Level of Construction - Distribution Ratio
     Tons of Coal Acquired Ratio
     Computer Resource Unit Ratio
     Coal Company Combination Ratio
     Coal-Fired Kilowatt Hours Generation Ratio
     Transmission and Sub-Transmission Pole Miles Ratio
     Plant Megawatt Capability Ratio
     Fossil Plant Combination Ratio
     Specific Identification Ratio
       (based on known and pertinent factors)
     Equal Share Ratio
     Hydro Kilowatt Hours Generation Ratio
     Number of Purchase Orders Written Ratio
     Number of Invoices Processed Ratio
     Total Annual Cost Ratio

  Convenience Billings

     Specific Identification Ratio
       (based on known and pertinent factors)
     Asset Ratio
     Expense Budget Ratio
     Contribution Ratio
     Equal Share Ratio
     Gross Annual Payroll Dollars Ratio
     Coal Production Ratio
     Kilowatt Hours Sales (KWH) Ratio
     Number of Employees Ratio
     Number of Customers Ratio
     Number of Vehicles Ratio

  38
  ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION
             For the Year Ended December 31, 1996
   ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

April 25, 1997

Statement of the Amount of Interest on Borrowed
Capital and Compensation for the Use of Capital
Billed by American Electric Power Service Corporation
(AEPSC) for the Year Ended December 31, 1996

G. R. Knorr - Columbus

AEP System Accounting Managers and Corporate Planning and Budgeting

In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by AEPSC for the year ended December 31, 1996.

Exhibit A, attached hereto, shows your portion of the interest cost on capital borrowed for working capital requirements. The method used to allocate the cost to each System company was the Total Annual Cost Ratio based on the total direct and indirect charges billed during the prior year of 1995. The amount shown for each company equals the total charges billed under Work Order No. 1200 during 1996.

In addition to the interest charges incurred for working capital, AEPSC billed to all clients, as an indirect cost applicable to administrative services, a total amount of $7,335,048.00 of interest cost and debt expenses related to the mortgage notes on its headquarters building located in Columbus, Ohio.

All interest charges incurred by AEPSC during 1996 were for borrowings with unaffiliated companies. No amount was billed by AEPSC during 1996 as compensation for the use of equity capital, all of which is furnished to AEPSC by its parent, American Electric Power Company, Inc.



G. R. Knorr

GRK rp
Attachment

cc:  P. J. DeMaria
     G. P. Maloney
     L. V. Assante

I:\ADMIN\U1360\LETTER.WP


Note: The above annual statement was provided to each associate company within the AEP system. Please refer to the "Analysis of Billing - Associate Companies" appearing on page 21 of this report for a listing of the associated companies billed and the respective amounts (Account 457-3).

  39
    ANNUAL REPORT OF AMERICAN ELECTRIC POWER SERVICE CORPORATION

                 For the Year Ended December 31, 1996




                           SIGNATURE CLAUSE

  Pursuant to the requirements of the Public Utility Holding Company

  Act of 1935 and the rules and regulations of the Securities and

  Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the under-

  signed officer thereunto duly authorized.



          American Electric Power Service Corporation
                  (Name of Reporting Company)


         By:  /s/ Gerald R. Knorr
                 (Signature of Signing Officer)


             Gerald R. Knorr - Assistant Controller
          (Printed Name and Title of Signing Officer)

            Date:   4/30/97